UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Reports Filed in Japan

This document is an English translation of the material information included in the Quarterly Securities Reports filed by Mitsubishi UFJ Financial Group, Inc., or MUFG, with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, that has not been previously filed with or submitted to the U.S. Securities and Exchange Commission in a report on Form 20-F, Form 6-K or any other filing or submission.

The Quarterly Securities Report filed in Japan is intended to update prior disclosures made by MUFG and discusses selected recent developments in the context of those prior disclosures. In addition, there may be subsequent developments since the Quarterly Securities Report was filed for which public disclosure has been made by MUFG or its subsidiaries. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2009 and the other reports filed or submitted by MUFG or its subsidiaries to the SEC.

Risks Related to Our Business

Risks relating to our investments and capital alliances

•

As a result of acquiring additional shares of Aberdeen Asset Management PLC, or Aberdeen, Mitsubishi UFJ Trust and Banking, or MUTB, increased its interest in Aberdeen to 18.75% as of November 2009. Furthermore, MUTB delegated a non-executive director to Aberdeen in the same month. As a result, Aberdeen became our equity method affiliate under Japanese GAAP.

•

In March 2009, we entered into a memorandum of understanding with Morgan Stanley regarding the business combination between Mitsubishi UFJ Securities, or MUS, and Morgan Stanley Japan Securities Co., Ltd. Thereafter, in November 2009, based on the progress of discussions and preparation made in an effort to reach a final agreement, we and Morgan Stanley jointly announced the details of a securities joint venture to be created by combining the existing businesses of MUS and the investment banking operations of Morgan Stanley Japan Securities. We expect to hold a 60% interest in the joint venture while Morgan Stanley expects to hold a 40% interest. On the same date, we and Morgan Stanley also jointly announced that we intended to invest in the remaining operations of Morgan Stanley Japan Securities, including its sales and trading operations, and convert those operations into a joint venture between Morgan Stanley and us. With respect to this joint venture, we expect to hold 49% of the voting rights and Morgan Stanley expects to hold 51% of the voting rights, while we expect to hold a 60% economic interest and Morgan Stanley expects to hold a 40% economic interest. We aim to start these joint ventures in May 2010, subject to approval by regulatory authorities.

•

In connection with the foregoing, as part of our strategic alliance with Morgan Stanley, in November 2009, MUS announced its decision to convert into an intermediate holding company, subject to approval by regulatory authorities. MUS plans to convert into an intermediate holding company through a corporate split where MUS’s existing businesses are expected to be transferred to a new subsidiary. The new subsidiary is expected subsequently to consolidate with the investment banking operations of Morgan Stanley Japan Securities. The current MUS is expected to thereafter function as an intermediate holding company and to be renamed as “Mitsubishi UFJ Securities Holdings Co., Ltd.”

If any planned or existing investment, capital alliance or business alliance fails, or if the benefits expected from any such investment, capital alliance or business alliance is not achieved, our business strategies, results of operations and financial condition may be adversely affected.

Risks relating to our trading and investment activities

In October 2008, we adopted a new method of measuring market risks designed to more accurately measure the impact of statistically infrequent events on corporate bonds and securitized products for internal risk management purposes.

The following sets forth the VaR related to our trading activities, including derivative transactions, and the VaR related to our banking activities by risk category for the fiscal year ended March 31, 2009, in each case measured based on the new method.

• VaR for Trading Activities (April 2008 ~ March 2009)	(In billions of yen)

	Daily Average	Maximum	Minimum	March 31, 2009

MUFG	16.36	27.73	8.68	17.29
Interest	14.25	26.76	7.32	15.98
Yen	8.82	15.60	3.69	9.16
Dollars	5.49	9.70	1.12	6.97
Foreign Exchange	4.84	11.89	0.97	3.78
Equities	1.78	4.49	0.74	2.26
Commodities	0.32	0.74	0.06	0.21
Less Diversification Effect	(4.83)	—	—	(4.94)

Historical Simulation Method

Holding Period: 10 business days; Confidence Interval: 99%; Observation Period – 701 business days

The maximum and minimum VaR overall and for various risk categories were taken from different days.

• VaR for Banking Activities (April 2008 ~ March 2009)	(In billions of yen)

	Daily Average	Maximum	Minimum	March 31, 2009

MUFG	367.5	514.1	257.1	503.3
Interest	331.1	485.8	223.6	472.3
Yen	161.0	220.8	126.1	153.3
Dollar	179.5	330.0	91.6	324.7
Euro	28.1	42.0	18.5	39.5
Equities	68.8	92.2	42.5	58.3

Historical Simulation Method

Holding Period: 10 business days; Confidence Interval: 99%; Observation Period – 701 business days

The maximum and minimum VaR overall and for various risk categories were taken from different days.

The equities-related VaR figures do not include market risk exposure from our strategic equity portfolio.

Risks relating to UNBC’s business

UnionBanCal Corporation, or UNBC, recorded net losses for the nine months ended September 30, 2009. Further adverse changes in the business or operations of UNBC could significantly affect our results of operations and financial condition.

Risks relating to changes in the business environment in Japan and the rest of the world

As a result of the Japanese national election held on August 30, 2009, the Democratic Party of Japan, or DPJ, became the new majority party in the House of Representatives and took over as the governing party. DPJ is contemplating, or has begun to implement, various changes in the current fiscal, economic and regulatory policies, as well as new policies and regulations. The details of the regulatory and economic policies that the new Cabinet is contemplating or may adopt in the future are still largely unclear, and what impact such new policies may have on the overall Japanese economy or the regulatory, competitive or employment environment is difficult to predict. Some of such policies, if adopted, may require us to modify or restrict our strategies, business and financing activities, which in turn may affect our results of operations or financial condition.

Risks relating to increased regulatory requirements and supervision in the United States as a financial holding company

In the United States, proposed legislation has been introduced that would implement sweeping reforms designed to promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, and protect consumers and investors from financial abuse. Any of these reform proposals, if enacted in whole or in part, could have a significant impact on our regulatory and financial compliance systems and practices, possibly requiring us to incur a significant amount of resources to implement measures to come into compliance with the reforms and monitor ongoing compliance.

Risk of being subject to regulatory actions as a result of alleged unfair or improper trading and other activities

In July 2009, kabu.com Securities Co., Ltd., one of our consolidated subsidiaries, received an administrative order (business improvement order) from the Financial Services Agency of Japan pursuant to Article 51 of the Financial Instruments and Exchange Act in connection with a former employee’s trading activities in violation of Japanese insider trading regulations.

The two administrative orders BTMU received from the Financial Services Agency in respect of its overseas business and its investment trust sales and related business in June 2007 were rescinded in September 2009 and October 2009, respectively. In addition, the administrative order BTMU received from the Financial Services Agency of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions was also rescinded in November 2009.

Risks relating to capital ratio requirements

In light of the recent financial crisis, the Basel Committee on Banking Supervision is considering strengthening the capital ratio requirements under the current Basel II standards. If any such new requirement is adopted, the Japanese capital ratio framework, which is based on Basel II, may also be revised to implement more stringent requirements.